Mail Stop 4561

      September 1, 2005

George L. Harwood
Senior Vice President, Finance and IT,
Chief Financial Officer and Secretary
Printronix, Inc.
14600 Myford Road
P.O. Box 19559
Irvine, CA 92623


	Re:	Printronix, Inc.
   Form 10-K for the Fiscal Year Ended
   March 25, 2005
		Filed July 7, 2005
		File No. 000-09321

Dear Mr. Harwood:

	We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page 51

1. We note in your disclosure on page 10 that printers are sold with warranties and customers can purchase maintenance service agreements that cover the post warranty period. Tell us how the services included in your initial warranty period differ from the services provided in your maintenance service agreements sold after the warranty period. If these services are different, tell us whether you have sold any maintenance service agreements upon the initial sale of your printers and clarify whether you allocate the arrangement fee to these separate elements and how you determine the fair values for each element. If these services are similar, tell us your consideration of whether these services represent a separate element bundled with the sale of your printers. Refer to EITF 00-21.

      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



      You may contact Patrick Gilmore at (202) 551-3406 or me at
(202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

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George L. Harwood
Printronix, Inc.
September 1, 2005
Page 1